Exhibit 99.1

Consultants • Certified Public Accountants

INDEPENDENT ACCOUNTANT’S REVIEW REPORT

The Board of Trustees

Mesabi Trust

New York, New York

We have reviewed the balance sheet of Mesabi Trust as of October 31, 2003, and the related statements of income for the three-month and nine-month periods ended October 31, 2003 and 2002, and statements of cash flows for the nine-month periods ended October 31, 2003 and 2002. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of Mesabi Trust as of January 31, 2003, and the related statements of income and cash flows for the year then ended (not presented herein); and in our report dated March 10, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of October 31, 2003, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

EIDE BAILLY LLP
Fargo, North Dakota
November 28, 2003	/s/ Eide Bailly LLP